Exhibit 99.6

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6 March 2003

YEAR END RESULTS 2002

•	Group operating result,[1] £226m (2001: £16m) reflecting prior year claims and adverse weather

•	Underwriting excluding prior year achieving target combined ratio of 102%

•	Capital release plans announced in November, including IPO, on track

•	Life result boosted by one off release of Danish surplus amounting to £50m

•	Pension funds reviewed and actions agreed

•	Loss attributable to shareholders of £940m (2001: loss of £889m) reflects goodwill write off and reduction in investment values.

	12 Months 2002		Restated [2] 12 Months 2001

Revenue
General business net premiums written (after impact of quota share - see page 10)	£8,635	m	£8,813	m

Group operating result (based on longer term investment return (LTIR))[1]	£226	m	£16	m
Group operating loss (based on LTIR)[1,3]	£(655	)m	£(293	)m
Loss for the financial year attributable to shareholders	£(940	)m	£(889	)m
Balance sheet at 31 December
Shareholders’ funds	£3,043	m	£4,691	m
Net asset value per share (adding back equalisation provisions net of tax)	217	p	333	p
Tangible net asset value per share	199	p	261	p
Dividend for the year per ordinary share	6.0	p	16.0	p

[1]	For more details on longer term investment return see note 2 on page 13
[2]	See note 1 on page 13
[3]	For more details on Group operating loss see page 5

Important Disclaimer
 This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward looking statements cover, among other matters: industry outlook, the timing of our disposal programme specifically the IPO, the appropriateness of the level of our claims provisions, regulatory approval of the release of surplus solvency capital, reduction in expenses in the UK Life operations and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authority. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Past performance cannot be relied on as a guide to future performance.

For further information: Malcolm Gilbert, DL +44 (0)20 7569 6138 Director Communications

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BUSINESS OVERVIEW

Group Operating Result*
The Group operating result* was £226m (2001: £16m). There were a number of factors affecting this result. The major feature is the development in the underwriting loss attributable to prior years amounting to £595m (2001: £342m). It also reflects record levels of weather claims in the UK during the year, a number of significant weather events in Europe and an exceptional number of large losses in Scandinavia.

Adverse developments in prior year claims have affected a number of our businesses and the Group has taken strong action to strengthen provisions where necessary. At the nine months results we indicated that losses in respect of prior years was £121m. We also advised our intention to increase reserves at the fourth quarter by an estimated £380m (net of discount). The actual amounts charged to the fourth quarter were, £72m for US workers' compensation, £75m for US asbestos and environmental, £20m for UK asbestos, £145m for motor bodily injury worldwide and £103m for other areas. Other prior year movements of £84m have also been charged in the fourth quarter. We have assessed our asbestos liabilities at a detailed level.

Combined operating ratios (COR’s) in most of the Group’s major markets have been adversely affected by prior year claims strengthening. The comparison of the accident year combined ratios with those reported as follows:–

	12 Months 2002 Accident Year	12 Months 2002 Reported	12 Months 2001 Reported

	%	%	%
UK personal	109.5	110.4	102.8
UK commercial	94.0	98.2	125.0
EMEA	105.1	110.9	106.6
USA	103.0	122.8	122.1
Canada	104.7	116.4	107.1
LA&C	95.2	96.0	102.7
Asia Pacific	96.6	98.2	99.6

Total	102.1	109.4	112.6

Bob Gunn, Acting Group Chief Executive, commented,
“While 2002 was not a year of strong performance for the Group, we have some excellent lines of business that produced another year of good profitable results and we believe that we have taken actions to address those businesses where performance has been disappointing. We firmly believe that our longstanding strategy of focussing on general insurance is correct, the outlook for the general insurance industry is very good at the moment and we are determined to capitalise upon it.

“At the third quarter results we laid out a programme of actions to refocus the Group. We have made good progress in a number of areas already.

As we announced on 4 March 2003, the IPO of our Australian and New Zealand general insurance and financial services businesses, recently rebranded as the Promina Group, continues on track for completion in the first half of 2003. A number of Australian and international investment banks have been selected to form a syndicate.

As part of the proposed IPO, Promina Group will seek listing on the Australian (ASX) and New Zealand (NZSE) stock exchanges. The IPO will be executed as an offering to institutional and retail investors, including offers to customers and employees in Australia and New Zealand. The pre–registration programme for the retail offer will begin in Australia and New Zealand on 9 March 2003.

* See note 2 on page 13

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Due to the size of the proposed transaction relative to the Royal & SunAlliance Group, we will be seeking the approval of the Royal & SunAlliance shareholders for this transaction.

Further details on the IPO and the Promina Group will be released shortly (See important note on page 14.)

•	Elsewhere, we anticipate a number of other sale agreements will be announced in the first half of the year.
•	We have reduced our exposure to some underperforming lines in the UK, US and Canada.
•	We announced last month the outsourcing of the administration of our UK Life business with the transfer of 1,700 jobs. Under the terms of the ten year deal the costs are directly related to the number of policies remaining in force. It has significantly reduced the risks of controlling fixed overheads inherent in running off a portfolio of business.
•	In the November announcement we indicated that we expected worldwide head count reductions of around 6,000 over and above the 6,000 that will result from the IPO. To date we have actioned 4,700 of that reduction, including 140 at our corporate centre.

Improving the Capital Position
“The capital position of the Group remains a primary focus. Using the risk based capital assessment approach of comparing current tangible capital with the requirements based on projections of net written premium for the forthcoming year, there was a shortfall at the year end of around £800m. This is consistent with the position set out in November 2002. The improvements in the capital position will arise from four elements:

•	Reduction in general business capital requirements following disposal and discontinuance
•	Release of capital from life operations
•	Profits on the disposal of operations
•	Retained earnings from ongoing operations, including investment returns

Before taking into account retained earnings, we expect that these actions will produce a projected surplus of around £700m.

“On a regulatory capital basis the Group continued to meet its capital requirements throughout the year.

“The recent announcement by the FSA of the move to realistic balance sheets for life solvency is welcomed as a practical and sensible development. The impact for the Group is likely be positive. We will continue to manage the run off of the UK Life funds to maximise the release of capital, while meeting regulatory requirements.

Summary
“During 2002, we took a fundamental look at our Group. We made decisions, some of them hard and some of them requiring time to execute. We determined where and how we wanted to compete. We now have to show that we can deliver going forward.”

OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £89m (2001: loss £11m). The underwriting result shows an underlying improvement both pre and post the charge for WTC. The investment return has declined as a result of our decision to reduce the general insurance capital requirement to 40% of net written premium and to move to a lower proportion of funds invested in equities. The corollary is that the charge for the shortfall of capital, reflected in the ‘other activities’ line, also reduces.

* See note 2 on page 13

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The UK is the Group’s biggest market, and will continue to be key to its success going forward. It produced a solid result for the year with a COR of 103.9%, nearly 10 points better than in 2001. This is despite the impact of a record level of weather related claims as floods, storms and high rainfall levels occurred throughout the year. The US is also a significant market. The COR of 122.8% for 2002 includes nearly 20 points attributable to prior year adverse development. While recognising that the current performance of our Canadian company is disappointing, we do believe that it is strategically well positioned and that we are taking the right actions to improve results. In EMEA, a sound underlying performance has been affected by a number of major weather events, prior year reserve strengthening and a high incidence of large commercial losses. With CORs of 96.0% and 98.2% respectively, Latin America & Caribbean and Asia Pacific produced very good results.

Personal Lines
Our direct operations, particularly AAMI and AAI in Australia, produced very strong results in 2002. In the UK, MORE TH>NTM continues to perform well, although this is partly offset by the £21m investment in building the new brand. Product holdings have increased significantly to an average of over two products per customer with over 35% of sales now coming from existing customers.

Most of our intermediated personal lines of business have produced consistently poor results throughout the year. This has been particularly true of UK motor and Canadian auto, although other broker motor accounts are also facing stiff pricing competition. Claims provisions for prior year developments in UK intermediated motor were increased by £94m during the year; the equivalent number for Canada was £27m. 2002 has continued the trend of the last few years towards significantly higher awards for bodily injury claims worldwide. In the UK we have withdrawn from business with a number of branded brokers and are actively reducing our exposure to other intermediated business. In Canada, we have reduced our exposure to third party intermediated business. At the same time in Canada we have been developing the profitable Johnson Corporation and Agilon channels.

While the UK household result deteriorated as a result of a £82m year on year increase in weather related claims, including four large scale weather events, the Canadian household account benefited from better weather in 2002 and produced an underwriting profit both for the year and for the fourth quarter.

US personal lines continue to perform well, producing a combined ratio of 104.7%. The underwriting loss in the fourth quarter was in large part a result of £16m of strengthening in auto reserves.

The EMEA result was adversely affected by a deterioration in bodily injury claims experience, the storms and flooding that occurred throughout the year in Europe and a number of large losses, particularly in Scandinavia in the fourth quarter.

Commercial Lines
UK commercial had an excellent year and rating continues to be very positive, producing an underwriting profit for the year and a COR of 98.2%. Commercial property has been particularly strong with a £140m improvement in the underwriting result, despite £33m higher weather related costs than in 2001.

The deterioration in the US workers’ compensation result is due to significant claims provision increases for prior years. The account has benefited from its low exposure to the poorly performing Californian market but continues to face challenges. The 2002 account has shown a strong improvement although further real rate increases will be necessary in 2003. In line with the rest of the US market, other liability lines were the focus of remedial actions throughout 2002. We announced in November 2002 that claims provisions for asbestos and environmental pollution would be increased in the fourth quarter following the further review of exposures.

In the US we are discontinuing our World Assurance business, have exited our ProFin business and are selling or exiting a number of other businesses.

The Canadian commercial result worsened with underwriting profits in the property and speciality accounts more than offset by £33m of claims provision strengthening in auto and general liability and two large losses in the fourth quarter arising from prior years. We have reduced some commercial lines such as long haul trucking and segments of middle market.

Storms and floods in the first, third and fourth quarters have adversely affected the EMEA results, particularly for Germany. The Region also saw an unprecedented number of large losses throughout the year notably in Scandinavia and Benelux (Germany and Benelux were both sold during 2002). Scandinavia produced a poor fourth quarter result reflecting these large losses and also prior year provision strengthening for motor liability, workers’ compensation and personal accident.

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Life Business Result
The life business result of £227m shows a £41m increase on 2001. The principal item is a one off release of surplus in respect of the Danish operation where the Regulator has changed the way in which it requires companies to recognise the value of surplus as a result of which Codan made a one off release to profit of £50m, of which £6m had been accrued by the third quarter. Australia continues to benefit from improved performance in its risk business. These improvements have been partially offset by a decrease in the UK contribution following the closure of the remaining UK Life funds to new business in September and the continued lower levels of equity markets.

Other Activities Result
The analysis of the other activities result is as follows:

	12 months 2002	12 Months 2001

	(audited) £m	(audited) £m
Development expenses	(12)	(19)
Other non insurance	(9)	14

Non insurance activities	(21)	(5)
Associates	17	7
Central expenses	(48)	(37)
Investment expenses	(29)	(26)
Loan interest	(65)	(50)
Balance of LTIR	56	(48)

Other activities result	(90)	(159)

The non insurance activities result has deteriorated due to the sale of Royal & SunAlliance Investments and from a number of asset write downs in the Australian fund management companies.

The associates result has benefited from a good year from Mutual & Federal in South Africa, helped by the strength of the rand.

Central expenses have increased due to costs arising from the Operating and Financial Review, announced in November 2002 and ongoing work on restructuring.

The other activities result also includes a surplus of £56m in respect of the balance of LTIR. This comprises a number of items, including a surplus representing the excess of actual equities held over those assumed in the risk based capital calculation, offset by a charge in respect of the shortfall between actual capital deployed in the general insurance business and the Group’s risk based capital target of 40%. The effect of the surplus equities in 2002 reflects the period of realignment of the Group’s portfolio in line with the previously announced change in investment policy.

Group Operating Loss*
The difference of £881m between Group operating result* and Group operating loss* was comprised of a number of items outlined below.

An appraisal of the value of goodwill carried on the Group’s balance sheet has been made in respect of the US operations and the Australian life operation. This gave rise to impairments of £549m and £92m respectively in addition to £12m in other territories, which has been charged to Group operating profit.

Other movements comprise amortisation of goodwill of £60m, amortisation of goodwill in acquired claims provisions of £25m, amortisation of the present value of acquired in force business of £13m, charges in respect of interest on dated loan capital of £52m and reorganisation costs of £79m less the reduction in equalisation provisions of £1m.

Other Profit & Loss Movements
The main difference between Group operating loss* and loss for the financial year attributable to shareholders is short term investment fluctuations. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the year were a charge of £551m reflecting the poor investment market conditions during the year. The impact in the second half of the year was considerably reduced by the equity disposal programme.

* See note 2 on page 13

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Other movements also include the profit on disposal of subsidiaries of £184m, which is mainly in respect of Royal & SunAlliance Investments.

We now make full provision for deferred tax on a discounted basis. The underlying rate of tax on the Group operating result* was 31% (2001 restated: 31%).

After a tax credit of £91m and eliminating minority interests of £9m, the loss for the period attributable to shareholders was £940m (2001 restated^ : loss of £889m).

Movement in Total Capital
Total capital has decreased from £5,874m at 31 December 2001 (as restated for deferred tax – see note 1 on page 13) to £4,221m at 31 December 2002. The movement in shareholders funds comprises the after tax loss attributable to shareholders of £940m, ordinary dividend of £86m, preference dividend of £9m, a reduction in embedded value of £351m, an exchange loss of £265m, primarily attributable to a weakening in the US dollar, offset by other movements of £3m. Dated loan capital has decreased due to foreign exchange movements of £11m and minority interests have increased by £6m.

Capital Position
On a regulatory basis, the overall regulated entity and its overseas subsidiaries had an estimated required minimum margin at the end of 2002 of around £1,800m. The estimated excess capital over this minimum at the end of 2002 was more than £600m.

On a risk based capital basis, the actual and projected position was as follows:

£m

Available capital (tangible)	4,100
Less current life requirements	1,700
Less discontinued business requirements	100

Available for general business	2,300
Current general business requirement (@40% of projected 2003 NWP)	3,000

Indicated current shortfall	(700)
Projected reduction in general business requirement / projected release from life capital	1,500

Projected capital surplus	800

Inevitably our current capital position is subject to the uncertainties in preparing the accounts for an insurance company which are set out on page A5 to A9. In addition the overall capital projection is subject to uncertainty, because of factors such as investment markets, regulatory change and the execution risk of our planned actions.

Pension and Post Retirement Commitments
The Group has assessed its pension and post retirement commitments in accordance with FRS 17. This methodology compares the market value of the pension fund assets with the discounted value of the projected liabilities, using a corporate bond discount rate of 5.5% in the UK. The aggregate net of tax shortfall for the Group as at the end of 2002 amounted to £494m of which £88m was accrued at 31 December 2002, giving a net shortfall of £406m. Of this the majority, £300m arises in the UK. The UK defined benefit schemes were effectively closed to new members in April 2002. The investment policies of the main funds were also changed during 2002 and the investment holdings adjusted accordingly.

The shortfall in the UK will be initially reduced by the payment into the fund during 2003 of £70m of the accrual already established on the balance sheet.

As it is a long term liability the Group intends funding the shortfall over the next 10 years at the rate of around £30m pa.

The position will also benefit from the proposed introduction of employee contributions which would contribute £15m pa from 2005.

The full FRS 17 charge for pensions benefits will be taken through the profit & loss account from 2003. Allowance was made for this in our business plans. A significantly higher charge under SSAP 24 was introduced mid way through 2002 and is reflected in the result.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 217p (31 December 2001 restated^: 333p). At 4 March 2003 the net asset value per share (adding back equalisation provisions net of tax) was estimated at 227p.

* See note 2 on page 13

^ See note 1 on page 13

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Dividend
The directors will recommend to shareholders at the Annual General Meeting to be held on 14 May 2003 that a final dividend of 2.0p per ordinary share be paid on 30 May 2003. The dividend will be payable to shareholders on the register at the close of business on 2 May 2003. This, together with the interim dividend of 4.0p already paid, will make a total distribution for the year of 6.0p (2001: 16.0p). Shareholders will be offered a dividend reinvestment plan.

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BUSINESS DEVELOPMENTS 2002

January
•	Announced agreement to sell our Italian direct motor insurer to Direct Line for £12m – deal completed in March

March
•	Duncan Boyle appointed UK Chief Executive

April
•	Announced agreement to sell Royal & SunAlliance Investments to ISIS for £240m – deal completed in July

May
•	Steve Mulready appointed US Chief Executive
•	Announced agreement to sell Benelux operation to Achmea for £77m – deal completed in July

June
•	Announced agreement to sell Isle of Man offshore life company to Friends Provident for £133m – deal completed in July

July
•	Announced agreement to sell UK Group Risk business to Canada Life for £60m – deal completed in October

August
•	UK put in place a reinsurance of its financial enhancement products with Berkshire Hathaway
•	Announced outcome of UK Life review including the transfer of the unit linked life funds to the Phoenix non participating fund to release capital which was completed in October

September
•	Bob Gunn appointed Acting Group Chief Executive

October
•	Announced agreement to sell Bahamas to SunStar Ensure Ltd for $7m

November
•	Announced Operating and Financial Review and radical plan of actions for the future
•	Announced reduction of shareholding in Global Aerospace from 50% to 10.1% and reduction in 2003 Aviation Pool from 28.125% to 9.25%, reducing net premium income in 2003 by around £110m
•	Announced agreement to sell German operations to Baloise for £58m – deal completed in December
•	Announced deal for transfer of renewal rights on parts of Quebec personal lines (with around C$25m of premium income) to CGU

December
•	Named Andy Haste as new CEO and John Napier as Chairman designate
•	Agreed deal for transfer of renewal rights on US Professional and Financial Risks (ProFin) portfolio of business (with around $125m of premium income) to St Paul Companies
•	Announced agreement to sell Guardian Trust Australia to JP Morgan Holdings Australia for £8m

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CONSOLIDATED PROFIT & LOSS ACCOUNT

	12 Months 2002		Restated^ 12 Months 2001

	(audited) £m		(audited) £m
General business net premiums written	8,635		8,813
Life business net premiums written	1,882		2,899

General business result	89		(11)
Life business result	227		186
Other activities	(90)		(159)

GROUP OPERATING RESULT (based on longer term investment return) *	226		16

Amortisation of goodwill	(60)		(58)
Goodwill impairment	(653)		–
Amortisation of goodwill in acquired claims provisions	(25)		(37)
Amortisation of present value of acquired in force business	(13)		(13)
Interest on dated loan capital	(52)		(58)
Claims equalisation provisions	1		(46)
Reorganisation costs	(79)		(97)

Group operating loss (based on longer term investment return) *	(655)		(293)
Short term investment fluctuations	(551)		(845)

Loss on ordinary activities before exceptional items and tax	(1,206)		(1,138)
Profit/(loss) on disposal of subsidiary undertakings	184		(109)

Loss on ordinary activities before tax	(1,022)		(1,247)
Tax on Group operating result (based on longer term investment return) *	(70)		(5)
Tax on other movements	161		358

Loss on ordinary activities after tax	(931)		(894)
Attributable to equity minority interests	(9)		5

Loss for the financial year attributable to shareholders	(940)		(889)
Cost of preference dividend	(9)		(9)
Cost of ordinary dividend	(86)		(227)

Transfer from retained profits	(1,035)		(1,125)

Group operating earnings after tax per ordinary share (based on longer term investment return) *	5.7	p	(4.1	)p
Earnings per ordinary share	(66.5	)p	(63.1	)p
Diluted earnings per ordinary share	(66.5	)p	(63.1	)p

* See note 2 on page 13

^ See note 1 on page 13

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	12 Months 2002	Restated^ 12 Months 2001

	(audited) £m	(audited) £m
Loss for the financial year attributable to shareholders	(940)	(889)
Movement in the value of long term business	(351)	(333)
Exchange	(265)	(69)

Total shareholders’ consolidated recognised losses arising in the period	(1,556)	(1,291)

Prior year adjustment^	(79)

Total shareholders’ consolidated recognised losses since 31 December 2001	(1,635)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	12 Months 2002	Restated^ 12 Months 2001

	(audited) £m	(audited) £m
Shareholders’ funds at 1 January (as reported)	4,770	6,463
Prior year adjustment^	(79)	(427)

Shareholders’ funds at 1 January (as restated)	4,691	6,036
Share capital issued and increase in share premium	2	14
Total shareholders’ recognised losses	(1,556)	(1,291)
Goodwill written back	1	168
Dividends	(95)	(236)

Shareholders’ funds at 31 December	3,043	4,691

^ See note 1 on page 13

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SUMMARY CONSOLIDATED BALANCE SHEET
		31 December 2002	Restated^ 31 December 2001

		(audited) £m	(audited) £m
	ASSETS
	Intangible assets	306	1,086
	Investments
	Land and buildings	483	521
	Interests in associated undertakings	166	233
Other financial investments	– Equities	1,315	3,216
	– Unit Trusts	460	232
	– Fixed Interest	10,832	10,063
	– Other	1,245	1,605
		14,501	15,870
	Value of long term business	898	1,335

	Total investments	15,399	17,205
	Reinsurers’ share of technical provisions	5,079	5,010
	Debtors	5,625	6,029
	Other assets	733	684
	Prepayments and accrued income	1,310	1,285
	Long term business policyholders’ assets	31,494	36,203

	Total assets	59,946	67,502

	LIABILITIES
	Shareholders’ funds	3,043	4,691
	Equity minority interests in subsidiaries	405	399
	Dated loan capital	773	784

	Total capital, reserves and dated loan capital	4,221	5,874

	Technical provisions	20,278	20,455
	Equalisation provisions	293	331
	Borrowings	700	1,081
	Other liabilities	2,960	3,558
	Long term business policyholders’ liabilities	31,494	36,203

	Total liabilities	59,946	67,502

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

The Company’s full financial statements were approved by the Board on 5 March 2003.

^ See note 1 on page 13

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	12 Months 2002	12 Months 2001

	(audited) £m	(audited) £m
Net cash inflow from operating activities pre quota share	495	116
Quota share portfolio transfer	(235)	–
Reinsurance premium payment	(109)	–
Contingent loan finance to long term business funds	(160)	–

Net cash (outflow)/inflow from operating activities post quota share	(9)	116
Dividends from associates	3	24
Servicing of finance	(67)	(78)
Taxation refunded	53	80
Capital expenditure	(63)	(98)
Acquisitions and disposals	640	196
Dividends paid on equity shares	(160)	(370)

	397	(130)
Issue of ordinary share capital	2	14

Cash flow (pre investment)	399	(116)

Investment activities
Purchases of investments	19	585
Reduction/(increase) in borrowings	380	(701)

Net investment of cash flows	399	(116)

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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EXPLANATORY NOTES

1.	Accounting Policies
There have been no significant changes in accounting policy in the twelve months ended 31 December 2002 other than that noted below.
FRS 19 has been introduced for the first time in 2002. In accordance with FRS 19 the present value of deferred tax has been recognised in respect of all timing differences which have originated but not reversed by the balance sheet date. Prior to 1 January 2002 the Group’s accounting policy was to provide for deferred tax which was likely to be payable or recoverable. The prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to reduce the loss on ordinary activities after tax for the twelve months ended 31 December 2002 by £172m (31 December 2001: reduce loss after tax by £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit & loss account reserve by £79m, being the effect of recognising the present value of the deferred tax in respect of all timing differences at 31 December 2001.
Earnings per share has been restated from (87.5)p to (63.1)p for the period ended 31 December 2001, due to the above change in accounting policy.
2.	Group Operating Result (Based on Longer Term Investment Return)
The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.
The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of goodwill, goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest and profits and losses arising on the disposal of businesses.
The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.
3.	Earnings Per Share
The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,566,181 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 31 December 2002 was 1,439,945,133.
4.	Goodwill
FRS 10 requires that goodwill arising on acquisition is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given recent market conditions and trading performances of our operation in the US and the Australian financial services operations, an appraisal has been made of the value of the goodwill carried on the Group’s balance sheet. This resulted in an impairment of £549m in the US and £92m in Australia. The total impairment of £653m, including the above and other territories, has been charged to Group operating loss. The remaining unamortised value of goodwill on the Group’s balance sheet at 31 December 2002 is £306m, including £93m of goodwill in acquired claims provision. As goodwill has always been excluded from our risk based capital calculation this does not impact our capital position.

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5.	Quota Share Reinsurance
In 2002 the Group entered into a one year quota share reinsurance agreement with Munich Re which took effect from 1 January 2002. The treaty reinsures 10% of the Group’s general business written in the UK, US, Denmark, Canada and Australia with some exclusions. The treaty operates on an accident year basis and consequently the Group paid to Munich Re their share of the opening unearned premium provision of £312m at 1 January 2002. However at 31 December 2002 when the agreement ended, unearned premiums written during the agreement period but to be earned later, were returned to us, amounting to £327m. The total amount of written premiums ceded to Munich Re was £698m.
As from 1 January 2003, the Group entered into a 15% quota share reinsurance agreement with Munich Re covering the majority of the Group’s general business written in the UK, US, Denmark, Canada and Ireland on similar terms as to the 2002 contract.
6.	Annual Report For 2002
These preliminary financial statements do not constitute full statutory Group financial statements within the meaning of Section 240 of the Companies Act 1985. The statutory Group financial statements for the year to 31 December 2002 of Royal & Sun Alliance Insurance Group plc will be posted to shareholders on 1 April 2003 and will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 14 May 2003. The independent auditors’ report on the Group financial statements for the year ended 31 December 2002 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

FURTHER INFORMATION

A supplementary information pack contains:

•	Detailed Business Review
•	Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 10.00am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 10.00am today.

IMPORTANT NOTE

This announcement does not constitute an offer of securities in any jurisdiction, and in particular does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Securities may not be offered or sold in the United States unless the securities have been registered under the United States Securities Act of 1933, as amended (US Securities Act), or an exemption from registration is available. Any securities offered in the IPO have not been and will not be registered under the US Securities Act.

Press Release	14